Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule
14a-12 under the Securities Exchange
Act of 1934

Subject Company: Banknorth Group, Inc.
Commission File No.: 001-31251

     This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” “and other similar expressions. Such statements are based upon the current beliefs and expectations of TD Bank Financial Group’s and Banknorth Group, Inc.’s management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: change in general economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Banknorth Group, Inc.’s shareholders to approve the transaction; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and Canada; acts of terrorism; and war or political instability. Additional factors that could cause TD Bank Financial Group’s and Banknorth Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 40-F for TD Bank Financial Group and the 2003 Annual Report on Form 10-K of Banknorth Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

     This communication is being made in respect of the proposed merger transaction involving the acquisition by TD Bank Financial Group of 51% of the outstanding common stock of Banknorth Group, Inc. In connection with the proposed transaction, a combined registration statement on Form F-4 and S-4 containing a proxy statement/prospectus will be filed with the Securities and Exchange Commission. Shareholders of Banknorth Group, Inc. are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about TD Bank Financial Group and Banknorth Group, Inc., without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations (416) 308-9030, or to Banknorth Group, Inc., Attention: Investor Relations (207) 761-8517.

     TD Bank Financial Group, Banknorth Group, Inc. and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TD Bank Financial Group’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2003, which was filed with the Securities and Exchange Commission on December 15, 2003, and its notice of annual meeting and proxy circular for its 2004 annual meeting, which was filed with the Securities and Exchange Commission on February 17, 2004, and information regarding Banknorth Group, Inc.’s directors and executive officers is available in Banknorth’s proxy statement, which was filed with the Securities and Exchange Commission on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

***

Ed Clark President & CEO, TD Bank Financial Group SCOTIA CAPITAL FINANCIALS SUMMIT September 14, 2004

Forward-Looking Statements And Other Information This presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies' plans, objectives, expectations and intentions and other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," "and other similar expression. Such statements are based upon the current beliefs and expectations of TD Bank Financial Group's and Banknorth Group, Inc.'s management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such materially differences: change in general economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Banknorth Group, Inc.'s shareholders to approve the transaction; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and Canada; acts of terrorism; and war or political instability. Additional factors that could cause TD Bank Financial Group's and Banknorth Group, Inc.'s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 40-F for TD Bank Financial Group and the 2003 Annual Report on Form 10-K of Banknorth Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's Internet site (http://www.sec.gov). Portions of this communication relate to the proposed merger transactions involving the acquisition by TD Bank Financial Group of 51% of the outstanding common stock of Banknorth Group, Inc. In connection with the proposed transactions, a combined registration statement on Form F-4 and S-4 containing a proxy statement/prospectus will be filed with the Securities and Exchange Commission. Shareholders of Banknorth Group, Inc. are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about TD Bank Financial Group and Banknorth Group, Inc., without charge, at the Securities and Exchange Commission's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to TD Bank Financial Group 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations 416-308-9030 or to Banknorth Group, Inc., Attention: Investor Relations 207-761-8517. TD Bank Financial Group, Banknorth Group, Inc. and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction with Banknorth. Information regarding TD Bank Financial Group's directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2003, which was filed with the Securities and Exchange Commission on December 15, 2003, and its notice of annual meeting and proxy circular for its 2004 annual meeting, which was filed with the Securities and Exchange Commission on February 17, 2004, and information regarding Banknorth Group, Inc.'s directors and executive officers is available in Banknorth's proxy statement, which was filed with the Securities and Exchange Commission on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

Building The Better Bank: A Solid Foundation & Long-Term Strategy Reduced risk profile and improved return provide solid foundation for future growth Investing in our core businesses Strategically re-deploy capital for value, long-term growth and flexibility Execute -- do what we say we're going to do Return on Risk-Weighted Assets* Q1/03 Q2/03 Q3 2003 Q4 2003 Q1 2004 Q2 2004 Q3 2004 TD Bank 0.015 0.0154 0.0181 0.0187 0.0229 0.0236 0.0231 Royal Bank 0.0184 0.017 0.0185 0.0176 0.018 0.0177 0.0164 CIBC 0.0115 0.0118 0.0131 0.0158 0.0193 0.0173 0.0185 ScotiaBank 0.0139 0.0147 0.0156 0.0168 0.0169 0.0185 0.0178 BMO 0.012 0.0128 0.0151 0.0154 0.0156 0.0174 0.0181 * TD earnings before the amortization of intangibles and excluding sectoral releases, write-offs and restructuring. Other banks adjusted for non-underlying items. TD

Q1 2003 Q2 2003 Q3 2003 Q4 2003 Q1 2004 Q2 2004 Q3 2004 Underlying 0.7 0.69 0.81 0.8 0.94 0.93 0.89 Before Am 0 -0.95 0.1 0.1 0.21 -0.03 0.12 Three Strong And Growing Businesses Demonstrating Strong Financial Performance (Before the amortization of intangibles) Earnings Per Share Net impact of adjustments (as noted in quarterly earnings) on EPS before the amortization of intangibles. $0.00 $0.95 ($0.10) ($0.10) ($0.21) ($0.12) $0.91 $0.90 $1.15 $1.01 ($0.26) $0.90 $0.03 Largely due to goodwill write-down and restructuring Primarily due to sectoral provision release

Focused On Fulfilling Our Shareholder Responsibilities Q4/98 Q1/99 Q2/99 Q3/99 Q4/99 Q1/00 Q2/00 Q3/00 Q4/00 Q1/01 Q2/01 Q3/01 Q4/01 Q1/02 Q2/02 Q3/02 Q4/02 Q1/03 Q2/03 Q3/03 Q4/03 Q1/04 Q2/04 Q3/04 Q4/04 TD 0.17 0.17 0.17 0.19 0.19 0.21 0.21 0.25 0.25 0.25 0.28 0.28 0.28 0.28 0.28 0.28 0.28 0.28 0.28 0.28 0.32 0.32 0.34 0.34 0.36 RY 0.23 0.23 0.23 0.24 0.24 0.27 0.27 0.3 0.3 0.33 0.33 0.36 0.36 0.36 0.38 0.38 0.4 0.4 0.43 0.43 0.46 0.46 0.52 CM 0.3 0.3 0.3 0.3 0.3 0.3 0.33 0.33 0.33 0.33 0.37 0.37 0.37 0.37 0.41 0.41 0.41 0.41 0.41 0.41 0.41 0.5 0.5 BNS 0.2 0.21 0.21 0.21 0.24 0.24 0.24 0.24 0.28 0.28 0.31 0.31 0.34 0.34 0.37 0.37 0.37 0.4 0.4 0.44 0.44 0.5 0.5 BMO 0.22 0.22 0.24 0.24 0.24 0.24 0.25 0.25 0.25 0.25 0.28 0.28 0.28 0.28 0.3 0.3 0.3 0.3 0.33 0.33 0.33 0.35 0.4 NA 0.17 0.17 0.17 0.18 0.18 0.19 0.19 0.19 0.19 0.19 0.21 0.21 0.21 0.21 0.24 0.24 0.24 0.26 0.26 0.28 0.28 0.33 0.33 Q4 2002 Q4 2004 Increased dividend payout ratio last year to 35-45% Earnings growth drives dividend growth with quarterly dividends paid increasing $0.08 or 12.5% in fiscal 2004 Repurchased 7.6MM shares in 2004 to offset dilution of DRIP and stock options * * * $0.02 dividend increase announced in Q3 2004 and payable in Q4 2004 Q4 2003 Quarterly Dividend Paid Per Common Share

Personal & Commercial Build the better bank Grow under-penetrated businesses: small business, commercial banking, insurance Wealth Management Build advice-based channels Organically grow TD Waterhouse USA Wholesale Grow Canadian full service investment bank Expand in niche global capital markets Focused On Aggressively Pursuing Our Organic Growth Opportunities YTD 2003* YTD 2004* P&C 950 1097 Wealth 154 301 Wholesale 423 481 Net Income (MM$) (Earnings before amortization of intangibles, excluding 2003 write-downs and restructuring) Personal & Commercial Wealth Management Wholesale Banking * YTD =nine month period ending July 31

Deliver superior service and leverage into premium customer experience based brand Improve customer retention and attraction, and increase business with each customer Exploit core competency in expense management and process optimization Leverage large retail base to improve cross-sell rates Building The Better Bank: Strategic Execution And Operating Excellence Personal & Commercial Net Income ($MM) and ROIC (%) (Earnings before amortization of intangibles) TDCT Q1/99 Q2/99 Q3/99 Q4/99 Q1/00 Q2/00 Q3/00 Q4/00 Q1/01 Q2/01 Q3/01 Q4/01 Q1/02 Q2/02 Q3/02 Q4/02 Q1/03 Q2 2003 Q3 2003 Q4 2003 Q1 2004 Q2 2004 Q3 2004 Net income 110 101 140 148 145 202 230 248 267 271 275 277 281 264 282 287 309 306 335 327 359 357 381 ROIC 0.163 1.17 0.167 0.167 0.17 0.164 0.167 0.169 0.178 0.182 0.193 0.188 0.198 0.2 0.206 76 87 84 86 107 95 107 111 150

F2001 F2002 F2003 YTD 2004* Efficiency Ratio 0.0338 0.0342 0.0328 0.0303 F2001 F2002 F2003 YTD 2004* Efficiency Ratio 0.615 0.607 0.588 0.575 0.009 Maintain Gap Between Revenue Growth And Expense Growth Tough day-to-day cost management Invest in process re-engineering to reduce errors and permanently lower costs Strategy focuses on eliminating extraneous activities, duplication, and redundancy Objectives of cost and process optimization: improve customer satisfaction maximize amount of employee time spent on revenue generating activities * Reported, including Laurentian (Q1 2004) and Liberty Mutual (Q2 2004) acquisitions. Note: For nine month period ending July 31, 2003, P&C's efficiency ratio was 59.0%. 58.4%* P&C Efficiency Ratio Net Interest Margin

Tactics For Growing Under-Penetrated Businesses Small Business Banking Leverage strong retail drivers (coverage, hours, CSI) and large retail customer base Commercial Banking Follow more segmented and focused approach to sales -- three distinct businesses and strategies Insurance Life Insurance: Best creditor insurance penetration rate and direct sales of living benefits products Property & Casualty: Low cost direct insurance model produces superior ROE and growth P&C % Revenue By Key Product Segment - F2003 Real Estate Personal Deposits Consumer Lending Small Business Banking Commercial Banking Insurance (net of claims) Other East 806 2006 1145 701 562 451 218 34.1% 19.4% 11.9% 9.5% 7.7% 13.7% 3.7%

Expense Control Is Key In Slow Growth / Declining Margin Retail Environment Nine Months YTD 2004 vs. Nine Months YTD 2003 * Excluding Laurentian (Q1 2004) and Liberty Mutual (Q2 2004) acquisitions. ** Peers include: RBC, BNS, CM and BMO.

Strategically Growing Our Wealth Management Business Aggressively and organically grow TD Waterhouse U.S. discount brokerage A valuable asset well positioned in the U.S. market Build out integrated wealth management platform in Canada, leveraging strengths: Premium brand: TD Waterhouse Large retail banking customer base Top ranked mutual fund business Wealth Management Net Income ($MM) and ROIC (%) (Earnings before amortization of intangibles, excluding 2003 write-downs and restructuring) NI Q1/99 Q2/99 Q3/99 Q4/99 Q1/00 Q2/00 Q3/00 Q4/00 Q1/01 Q2/01 Q3/01 Q4/01 Q1/02 Q2/02 Q3/02 Q4/02 Q1/03 Q2 2003 Q3 2003 Q4 2003 Q1 2004 Q2 2004 Q3 2004 TDAM -39 -79 -77 -86 -50 -75 -85 -86 -66 ROIC 0.033 0.019 0.065 0.036 0.021 0.025 0.044 0.036 0.111 0.142 0.162 0.153 0.11 Q2 2003 Q3 2003 Q4 2003 Q1 2004 Q2 2004 Q3 2004 TD Waterhouse 10 55 77 84 75 49 Rest of Wealth 19 27 27 31 31 31 TD Waterhouse

Discount Brokerage Mutual Funds Private Client Group Asset Management Investment Advice Financial Planning East 1462 200 152 102 243 18 Wealth Management % Revenue By Key Product Segment - F2003 Discount Brokerage 67.1% TD Waterhouse Global Discount Brokerage: A Major Driver Of Our Wealth Management Business NI Q1/03 Q2 2003 Q3 2003 Q4 2003 Q1 2004 Q2 2004 Q3 2004 Nam 11 10 55 77 84 75 49 Ex Marketing 18.6 11 12.1 18.1 29.6 16 NI Q3/02 Q4/02 Q1/03 Q2/03 Q3/03 Q4/03 Q1/04 Q2/04 Q3 2004 Earnings 95 82 94 78 110 111 135 126 87 Net Income ($MM) and Trades Per Day ('000s) (Earnings before amortization of intangibles, excluding 2003 write-downs and restructuring) 102 89 66 18 12 11 105 30 Marketing expenses after-tax - Trades per day 16 65

.. Our differentiating business model occupies sweet spot in the U.S. branches mutual funds advisor services Strategic position and business model allows us to attract full-service brokerage clients yields higher assets per customer and more consistent profit stream Pursuing Strategic Advantage Of TD Waterhouse's Solid Position In U.S. Discount Brokerage

4 & 5 Stars 3 Stars 1 & 2 Stars East 0.407 0.426 0.167 West 0.325 0.35 0.325 RBC TD CIBC BMO IGM Brandes AIM East 3371 2336 2018 1923 1483 1430 938 TD Mutual Funds By Morningstar Rating (July 2004) Canadian Mutual Fund - YTD 2004 ($MM) Net Sales Rankings - Long-Term Funds TD Mutual Funds All Morningstar Rated Funds 4 & 5 Stars 3 Stars 1 & 2 Stars Highly Ranked TD Mutual Funds Make Significant Contribution To Wealth Management Business #2

Take out costs and invest to realign Canadian platform Continue to integrate wealth offering -- a singularly branded experience Leverage our client bases to increase asset growth Increase advisory network Shift from transaction-based to more fee-based revenue Building A Scaleable And More Profitable Business In Canada F2002 F2003 YTD 2004 P&C 197 273 325 TD Financial Planners * YTD =nine month period ending July 31

TDCT Q1/99 Q2/99 Q3/99 Q4/99 Q1/00 Q2/00 Q3/00 Q4/00 Q1/01 Q2/01 Q3/01 Q4/01 Q1/02 Q2/02 Q3/02 Q4/02 Q1/03 Q2 2003 Q3 2003 Q4 2003 Q1 2004 Q2 2004 Q3 2004 Net income 110 101 140 148 145 202 230 248 267 271 275 277 281 264 282 287 157 156 110 126 181 167 133 ROIC 0.163 1.17 0.167 0.167 0.17 0.164 0.167 0.169 0.189 0.21 0.161 0.192 0.279 0.275 0.221 76 87 84 86 107 95 107 111 150 Wholesale Banking Net Income ($MM) and ROIC (%) (Earnings before amortization of intangibles, excluding 2003 write-downs and restructuring) A Simple Wholesale Strategy Focused on Economic Return Aggressively grow leading full service investment bank in Canada Operate as a niche investment bank outside Canada, leveraging product/ service expertise Strategically allocate capital to high ROE businesses Proactive management of credit risk

F2001 YTD 2004 Wholesale Banking (before non-core) 3.75 2.4 Strategically Shifting Capital To Higher Return Businesses Capital is considered a scarce resource Constantly evaluating our businesses and seeking out better return opportunities Performance measurement is based on economic profit Business volume based on capital allocated to wholesale segment not total bank capital Wholesale Banking Average Invested Capital vs. RWA 2001 2003 RWA 66 32 $66B $32B * F2001 invested capital has been restated to reflect the write-off of equity options business in Q2 2003 - Risk-Weighted Assets

Significant Opportunity For Growing Leading Full Service Investment Bank In Canada Strategy Continue to aggressively grow domestic full service franchise Strengths and Opportunities Strength in execution Vast breadth of products, services and expertise Substantial room to grow market share (e.g. M&A, equity underwriting) Gaps Lack of retail placing power with small full service advisory team Takes time to build investment banking relationships, reflecting the long sales cycle

Expanding Platform As A Global Niche Player Strategy Grow niche investment bank outside Canada, leveraging product / service expertise Focus on investor client not corporate borrowing clients Target derivative markets Strengths and Opportunities Strong credit products business Expertise in customized structured solutions for institutional clients Small size facilitates creative flow and thinking across organization Gaps On-going build of risk infrastructure and resulting expense pressure

Translating TD's Growing Capital and Financial Strength Into Future Earnings Core businesses will continue to grow and generate capital Banknorth geographically diversifies TD's earnings and increases retail mix Banknorth transaction provides outlet for our excess capital and clarifies our long- term growth strategy Projected capital ratios at close of Banknorth transaction: Tier 1 capital ratio = 9.3% Net tangible common equity ratio = 6.2% Tier 1 Capital and Tangible Common Equity Ratios F2002 F2003 Q3 2004 Tangible 0.051 0.069 0.085 Tier 1 Capital 0.047 0.044 0.038 Tangible common equity ratio 8.1% 10.5% 12.3%

Why Banknorth? best in class management excellent record of value creation great operators motivated for future growth a scale franchise in attractive markets acquisition strategy into attractive Northeastern U.S. markets continues TD can both fund and assist Banknorth's move to the next level Banknorth: A New Growth Platform Solid Franchise With 389 Branches and 548 ATMs Located in Northeastern U.S. (MA, CT, ME, NH, VT and NY)

Acquisition Of Banknorth Supports TD's Long-Term Growth Strategy Allows for acquisition of a franchise with critical mass Allows for the transaction to be immediately accretive Allows TD to continue doing larger accretive acquisitions Supports Banknorth's and TD's growth strategies Maintains strong local acquisition currency Supports retention and motivation of best in class management Banknorth, with TD's backing, can step up size of future expansion TD capital ratios remain strong with significant ongoing capital generation

Strategically Building The Better Bank Three core businesses -- going to four each fundamentally strong, each contributing to valuation each with growth opportunities Solid earnings generation creates shareholder value financial flexibility Re-deploying our capital for strategic options and long-term growth Banknorth offers significant vehicle for future growth in U.S. Retail TDCT 381 TDW 80 TDS 133 TDB 66 Illustrative Business Segment Earnings* TD Banknorth (P&C) TD Canada Trust TD Securities TD Waterhouse (Wealth) (Personal & Commercial) (Wholesale) * TD segment Q3 2004 net income plus Banknorth's Q2 2004 net income

Ed Clark President & CEO, TD Bank Financial Group SCOTIA CAPITAL FINANCIALS SUMMIT September 14, 2004